SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

For Immediate Disclosure

2011 Results

Curitiba, Brazil, March 26, 2011 – Companhia Paranaense de Energia - COPEL (BM&FBOVESPA: CPLE3, CPLE5, CPLE6 / NYSE: ELP / LATIBEX: XCOP), a company that generates, transmits, distributes and sells power, announces its results for the year of 2011.

Copel’s consolidated balance sheet presents, in addition to the figures of its wholly owned subsidiaries (Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações), those of Compagas, Elejor, UEG Araucária, Centrais Eólicas do Paraná, Costa Oeste Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Cutia Empreendimentos Eólicos and Dominó Holdings. The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil.

HIGHLIGHTS	•	Net Operating Revenue: R$ 7,776 million.
	•	Operating Income:ght R$ 1,584 million.
	•	Net Income: R$ 1,177 million.
	•	Earnings per Share: R$ 4.23.
	•	EBITDA (Earnings Before Interest, Taxes, Depreciation And Amortization): R$ 1,857 million.
	•	Return on Shareholder’s Equity: 10.5% in the period.
	•	Growth in Power distribution: 5.4% (captive market).

The Company’s shares and main indexes presented the following variations in the period:

Ticker	Price	Var. %	Index	Points	Var. %
	12/31/2011	year		12/31/2011	year

CPLE3 (common/ BM&FBovespa)	R$ 33.02	(13.1)	Ibovespa	56,754	(18.1)
CPLE6 (preferred B/ BM&FBovespa)	R$ 38.90	(6.3)
ELP (ADS/ Nyse)	US$ 20.98	(16.6)	DOW JONES	12,218	5.5
XCOP (preferred B/ Latibex)	€ 16.20	(13.1)	LATIBEX	2,906	(23.3)

www.copel.com/ri	1	ri@copel.com

1.	General Information		3
	1.1	Audit Committee	3
	1.2	Copel Stands Out at Transmission Auctions	3
	1.3	Provision for Dispute with Ivaí Engenharia e Obras S.A.	4
	1.4	Shareholder Remuneration	4
2.	Statement of Income		5
	2.1	Operating Revenue	5
	2.2	Operating Costs and Expenses	6
	2.3	EBITDA	8
	2.4	Equity in Investees	8
	2.5	Interest Income	9
	2.6	Net Income	9
3.	Balance Sheet and Investment Program		9
	3.1	Assets	9
	3.2	Liabilities and Controller’s Shareholders’ Equity	10
	3.3	Capex	13
	5.1	Assets	14
	5.4	Cash Flow	17
6.	Financial Statements – Wholly-Owned Subsidiaries		18
	6.1	Assets	18
	6.2	Liabilities	19
	6.3	Income Statement	20
7.	Power Market		21
	7.1	Captive Market	21
	7.2	Copel Distribuicão’s Grid Market (TUSD)	22
	7.3	Energy Flow	22
8.	Additional Information		24
	8.1	Tariffs	24
	8.2	Main Operational and Financial Indicators	25
	8.3	Conference Call for 2011 Results	26

www.copel.com/ri	2	ri@copel.com

2011 RESULTS

1. General Information

1.1 Audit Committee

     The contents of Copel’s financial statements are monitored by the Company’s Board of Directors through the Audit Committee. To ensure the adequacy of these statements, the Audit Committee directly receives any reports or concerns about them.

1.2 Copel Stands Out at Transmission Auctions

     In December 2011, Copel won four lots in Aneel Auction 006/2011 for transmission concessions. The Marumbi Consortium will build the 500 kV Curitiba – East Curitiba Transmission Line and the East Curitiba Substation, with Annual Permitted Revenue (RAP) of R$ 13.0 million. The Caiuá Consortium will build the 230 kV Umuarama – Guaíra and West Cascavel – North Cascavel lines, as well as the North Cascavel and Santa Quitéria Substations. RAP for these projects stands at R$ 17.7 million. Outside the State of Paraná, Copel will expand its assets through participation in the Sul Brasileiro Consortium with projects in the states of Santa Catarina and Rio Grande do Sul, and the Linha de Transmissão Integração Maranhense Consortium, with projects in the state of Maranhão. Together, these consortia will have an RAP of R$ 76.0 million. All projects are expected to begin operations in the first half of 2014. The following table demonstrates the main information for the lots in question.

Lot	TL (Km)	Substation	RAP	State	SPE
			(BRL milion)
	798	1	49.4	RS, SC e PR	Consórcio Sul Brasileiro 20% COPEL GeT
A					80% ELETROSUL

	136	2	17.7	PR	Consórcio Caiuá 49% COPEL GeT
E					51% ELECNOR

	28	1	13.0	PR	Consórcio Marumbi 80% COPEL GeT
F					20% ELETROSUL

	365	-	26.6	MA	LT Integração Maranhense 49% COPEL GeT
I					51% ELECNOR
Total	1,327	4	106.7

     In March 2012, Copel (49%), together with State Grid Brazil Holding (51%), won Lots A and B of Transmission Auction 002/2012 held by Aneel. Together, these lots total 1,605 km of transmission lines and 4 substations in the states of Mato Grosso, Goiás and Minas Gerais. Construction must be completed with 32 months of signature of the concession agreement. The projects’ total RAP is R$ 199.5 million, of which R$ 126.4 million refers to lot A and R$ 73.1 million to lot B.

www.copel.com/ri	3	ri@copel.com

2011 RESULTS

Lot	TL (Km)	Substation	RAP	State	SPE
			(BRL milion)
					Consórcio Sino-Copeliano
	1,005	3	126.4	MT	49% COPEL GeT
A					51% State Grid

					Consórcio Guaraciaba
	600	1	73.1	MT, GO e MG	49% COPEL GeT
B					51% State Grid
Total	1,605	4	199.5

     Investments planned for the new transmission facilities are significantly less than Aneel’s reference values, considering the initiatives to optimize projects and the discounts obtained in construction agreements.

     The recent acquisitions of transmission assets raised Copel’s position from the 11th to the 8th largest transmission company in Brazil, placing it in a privileged position on the frontiers of expansion of transmission in Brazil (north and northeastern regions).

1.3 Provision for Dispute with Ivaí Engenharia e Obras S.A.

     Copel’s Management has provisioned an additional R$ 118.3 million for a civil lawsuit with Ivaí Engenharia de Obras S.A., which is demanding compensation for an alleged economic and financial imbalance in the agreement for the construction of the Jordão River Bypass. For more information, please see Note 26 “Contingencies and Provisions for Dispute” to the Company’s Standardized Financial Statements.

1.4 Shareholder Remuneration

     After revaluating the cash flow for fiscal year 2012, considering: (a) the application of the 3rd tariff adjustment cycle in Copel Distribuição, (b) the pos equity nature of financing for the ongoing construction of generation and transmission projects, (c) the aforementioned provision, and (d) the prospects of new acquisitions in order to meet the targets laid out in the Company’s strategic plan, the Company will propose at the Annual Shareholders’ Meeting to be held on April 26, 2012, the distribution of R$ 421.1 million as interest on equity (IOE) relating to fiscal year 2011, for a payout of 35.0% of the adjusted net income in the period. This total includes the advance IOE payment of R$ 225.8 million made on September 15, 2011.

     With regard to the tax benefit from the payment of IOE: (a) R$ 48.4 million were recognized in the third quarter of 2011 on the advance payment of IOE and (b) R$ 25.6 million were recognized in the fourth quarter as a result of the difference between minimum mandatory remuneration and the early payment thereof. The residual tax benefit, relating to the difference between the proposed and minimum mandatory remuneration will only be recognized only upon approval by the Annual Shareholders’ Meeting, pursuant to ICPC 32.

www.copel.com/ri	4	ri@copel.com

2011 RESULTS

2. Statement of Income

2.1 Operating Revenue

     In 2011, “operating revenue” reached R$ 7,776.2 million, up 12.7% over the 2010 total of R$ 6,901.1 million, as a result of the following:

(i) the 5.3% increase in revenues from “electricity sales to final customers”, which reflects only actual sales revenues and does not consider revenues from the use of the distribution system (TUSD), mainly due to: (a) the 5.4% increase in captive market consumption in the period; (b) the extinction of the tariff discount policy on June 24, 2010; and (c) the rate increase passed on June 24, 2010 and June 24, 2011;

(ii) the 11.8% increase in revenues from “electricity sales to distributors”, due to (a) increased prices under power purchase agreements in the regulated market (CCEAR) and bilateral contracts, (b) the beginning of the CCEAR at UHE Mauá in 2011, and (c) higher revenue from the short-term electricity market (CCEE). The Company is currently awaiting Aneel’s opinion regarding the revision of the UHE Mauá timetable, which could alter the revenue recognized in 2011;

(iii) the “use of the main transmission grid” item comprises revenues from the use of the distribution system (TUSD from the use of the basic transmission network and TUST), recorded a 21.6% increase, on account of: (a) market growth, (b) the end of the tariff discount policy, (c) the tariff adjustment applied to Copel Distribuição in the period and, (d) increase in interest revenue from transmission assets;

(iv) the account “construction revenue,” was up by 11.8%, mainly due to the booking of investments related to infrastructure construction and improvement services used in the provision of electricity distribution and transmission;

(v) the 19.7% increase in “telecommunications revenues” due to new customers – the customer base increased from 980 in 2010 to 1,442 in 2011 - and the added value of services to existing customers;

www.copel.com/ri	5	ri@copel.com

2011 RESULTS

(vi) the 15.5% increase in “distribution of piped gas” (supplied by Compagas), basically due to the tariffs adjustments (8.5% applied as of August 2011) and increase in gas sales (4.9% increase in volume in 2011), particularly to the industrial segment, which accounts for 66.5% of sales volume; and

(vii) the 14.2% drop in “other operating revenues” mainly due to lower rent revenue from the Araucária UEG, which was not dispatched in 2011.

						R$'000
Income Statement	4T11	4T10	Var%	2011	2010	Var%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Electricity sales to final customers	593,965	551,014	7.8	2,330,828	2,213,403	5.3
Electricity sales to distributors	383,128	344,965	11.1	1,439,831	1,288,001	11.8
Use of main transmission grid	718,884	653,887	9.9	2,762,368	2,272,421	21.6
Construction revenue	265,134	208,318	27.3	741,726	663,534	11.8
Telecommunications revenues	29,989	26,445	13.4	117,126	97,882	19.7
Distribution of piped gas	74,314	57,828	28.5	273,933	237,272	15.5
Other operating revenues	28,137	47,731	(41.1)	110,353	128,600	(14.2)
Net operating revenues	2,093,551	1,890,188	10.8	7,776,165	6,901,113	12.7

2.2 Operating Costs and Expenses

     In 2011, total operating costs and expenses came to R$ 6,472.7 million, up 8.5% on R$ 5,968.1 million in 2010. The main variations were:

(i) a 9.1% increase in “electricity purchased for resale,” due to the increased cost of energy from auctions (CCEAR), which was partially offset by reduced costs with energy purchased from Itaipu and Proinfa;

www.copel.com/ri	6	ri@copel.com

2011 RESULTS

R$'000

						R$'000
Electricity Purchased for Resale	4Q11	4Q10	Var. %	2011	2010	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Itaipu	121,441	112,423	8.0	459,649	468,296	(1.8)
CCEAR (Auction)	398,345	380,603	4.7	1,570,062	1,370,709	14.5
CCEE	34,462	2,318	-	59,817	58,446	2.3
Itiquira	33,410	30,080	11.1	129,037	117,813	9.5
Dona Francisca	16,551	16,267	1.7	63,045	61,189	3.0
Proinfa	25,478	26,449	(3.7)	102,638	105,972	(3.1)
(-) Pis/Pasep and Cofins	(88,673)	(55,879)	58.7	(231,703)	(210,150)	10.3
TOTAL	541,014	512,261	5.6	2,152,545	1,972,275	9.1

(ii) a 6.7% increase in “charges for the use of the main transmission grid”, primarily due to the startup of new assets in the system and higher Reserve Energy Charges (ER), partially offset by the reduction in System Service Charges (ESS), as defined by Aneel;

(iii) in 2011, “personnel and management” came to R$ 982.7 million, a 21.1% increase over the same period last year. This result included: (a) a 5.5% increase in the number of employees; (b) salary adjustments of 6.5% and 7.4% in October 2010 and October 2011, respectively; (c) rescission costs from the Permanent Voluntary Resignation Programs – PSDV (R$ 64.4 million in 2011, versus R$ 19.7 million 2010); and (d) a revision in career and compensation structure beginning on June 1, 2011. In 4Q11, there was a R$ 21.8 million decrease in the amount allocated to profit sharing (PLR);

(iv) the balance of “pension and healthcare plans” item reflects the accrual of liabilities pursuant to the 2011 actuarial report on the Healthcare Plan, calculated according to the criteria set by CVM Ruling no. 600/2009, such as the monthly installments of each plan have also been recorded. For more information, see Note 21 “Post-Employment Benefits” to the Company’s Standardized Financial Statements;

(v) “materials and supplies” increased by 1.8%, mainly reflecting greater purchases of materials for the power system;

(vi) “raw material and supplies for energy production” include expenses with the acquisition of mineral coal for the Figueira Thermoelectric Power Plant;

(vii) “natural gas and supplies for the gas business” increased by 29.2% and reflects the increased volume – 4.9% in 2011 – and prices of natural gas acquired by Compagas to supply third-parties, which were restated in 2011 due to the recent depreciation of the Brazilian Real, and the adjustment in the oil basket, which determines gas acquisition prices;

www.copel.com/ri	7	ri@copel.com

2011 RESULTS

(viii) the 11.5% increase in “third-party services”, largely due to adjustments of contracts and the higher expenses incurred with services that are necessary for the Company's expansion (meter reading and delivery of bills, tree trimming, telephony, data processing and transmission, right of way cleaning expenses and other services);

(ix) the 20.2% decrease in “provisions and reversals” as a result of the recognition of lower tax and labor provisions. This reduction was partially offset by the creation of an additional provision in the amount of R$ 118.3 million for dispute with Ivaí Engenharia de Obras S.A.;

(x) “construction cost” increased by 10.3%, mainly reflecting the investments made in the energy transmission and distribution business; and

(xi) an 1.8% decrease in “other operating costs and expenses,” resulting from lower other maintenance costs, partially offset by higher financial compensation paid for the use of water resources for generating energy.

						R$'000
Operating Costs and Expenses	4Q11	4Q10	Var.%	2011	2010	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Electricity purchased for resale	541,014	512,261	5.6	2,152,545	1,972,275	9.1
Charges for the use of main transmission grid	158,956	161,537	(1.6)	632,518	592,741	6.7
Personnel and management	305,227	259,604	17.6	982,653	811,514	21.1
Pension and healthcare plans	53,514	45,811	16.8	150,845	124,221	21.4
Material and supplies	26,950	20,309	32.7	85,610	84,124	1.8
Raw material and supplies for electricity generation	4,882	3,796	28.6	25,031	22,975	8.9
Natural gas and supplies for the gas business	54,006	40,231	34.2	186,931	144,648	29.2
Third-party services	115,970	104,578	10.9	391,433	350,906	11.5
Depreciation and amortization	145,185	130,928	10.9	553,165	542,992	1.9
Provisions and reversals	208,235	262,377	(20.6)	289,655	362,776	(20.2)
Construction cost	256,215	207,904	23.2	731,443	662,887	10.3
Other operating costs and expenses	66,941	139,953	(52.2)	290,842	296,084	(1.8)
TOTAL	1,937,095	1,889,289	2.5	6,472,671	5,968,143	8.5

2.3 EBITDA

In the 2011 fiscal year, EBITDA totaled R$ 1,856.7 million, an increase of 25.8% on the R$ 1,476.0 million recorded in the previous year.

2.4 Equity in Investees

Equity in investees and subsidiaries reflects the gains and losses on the investments in Copel's investees and subsidiaries. In 2011, this item comprised R$ 39.7 million from Dominó

www.copel.com/ri	8	ri@copel.com

2011 RESULTS

Holdings (Sanepar), R$ 10.3 million from Foz do Chopim Energética, R$ 8.0 million from Dona Francisca Energética, and R$ (2.1) million from Sercomtel Telecom.

2.5 Interest Income

     Interest income fell 11.5% to R$ 577.2 million. This decrease was the result of lower monetary variation on the transfer of CRC and on financial assets related to concessions, which was partially offset by higher investment yields.

     Financial expenses in the period reached R$ 352.8 million, 16.1% higher year-on-year, mainly due to the increase in debt levels and to service the underlying debt, the monetary variation on the use of public assets, and taxes (Pis/ Pasep and Cofins) related to the payment of interest on equity in the 2011 fiscal year.

     Copel raised a fresh working capital loan of R$ 600 million from Banco do Brasil, with a 5-year term interest equivalent to 109.4% of the CDI rate. The loan has a 2-year grace period and will be amortized in annual installments. The proceeds were used to settle the 4th debenture issue on September 1.

2.6 Net Income

     Copel recorded net income of R$ 1,176.9 million in 2011, 16.5% higher than the amount registered in the previous fiscal year. This result was positively affected by R$ 74.0 million due to the tax benefits arising from the IOE payment.

3. Balance Sheet and Investment Program

3.1 Assets

     In 2011, Copel’s assets totaled R$ 19,121.7 million, a 7.1% increase over December 31, 2010.

3.1.1 Cash, Cash Equivalents and Financial Investments

     On December 31, 2011, Copel’s wholly owned subsidiary and subsidiary investments (cash, cash equivalents and financial) totaled R$ 1,633.8 million and were mostly invested in Bank Deposit Certificates (CDBs) and public bonds. The investments earned an average yield of 101% of the Interbank Deposit Certificate (CDI) variation in the period.

www.copel.com/ri	9	ri@copel.com

2011 RESULTS

3.1.2 CRC Transferred to the State of Paraná

     Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,346.5 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum.

3.1.3 Accounts Receivable from Concession

     Based on the characteristics established in the electricity distribution and transmission concession contracts, the management understands that the conditions for the adoption of the Technical Interpretation ICPC-01 – Concession Contracts are met. The ICPC-01 sets forth guidelines on the recognition of public service concessions.

3.1.4 Fixed Assets

     The Company adopted the deemed cost method to determine the fair value of the fixed assets of the generation and telecommunications activities. These fixed assets are depreciated according to the straight-line method based on the annual rates established by Aneel, which are practiced and accepted by the market as adequate, limited to the term of concession, when applicable. The estimate useful life, the residual values and the depreciation are reviewed at the end of the balance sheet date and the effect of any changes in the estimates is prospectively recognized.

3.1.5 Intangible Assets

     This account is mainly made up of intangible assets from the Copel Distribuição Concession Agreement, which represents the exploration rights of the construction and electricity supply services, which will be recovered through consumption and consequent billing of customers.

3.2 Liabilities and Controller’s Shareholders’ Equity

Copel’s consolidated debt was R$ 2,174.5 million, as of December 31, 2011, representing adebt/equity ratio of 18.4%.

www.copel.com/ri	10	ri@copel.com

2011 RESULTS

     The shareholders’ equity attributed to controlling shareholders of Copel at the end of 2011, was R$ 11,826.7 million, 7.2% higher than in December 31, 2010 and equivalent to R$ 43.22 per share (book value).

3.2.1 Debt Profile

     The breakdown of the balance of loans and financing is shown in the table below:

				R$'000
		Short-term	Long-term	Total
Foreign Currency	National Treasury	4,484	53,943	58,427
	Eletrobras	6	12	18
	Total	4,490	53,955	58,445

Domestic Currency	Eletrobras - COPEL	45,454	216,031	261,485
	BNDES - Compagas	48	-	48
	BNDES/ Banco do Brasil S/A - Mauá	12,318	159,869	172,187
	Banco do Brasil S/A and other	54,177	1,628,130	1,682,307
	Total	111,997	2,004,030	2,116,027
TOTAL		116,487	2,057,985	2,174,472

     The loan and financing and debentures maturities are presented below:

							R$'000
	Short-Term	Long-Term
		2013	2014	2015	2016	2017	After 2017
Domestic Currency	111,997	201,566	727,762	549,593	243,894	34,201	247,014
Foreign Currency	4,490	2,518	1,260	-	-	-	50,177
TOTAL	116,487	204,084	729,022	549,593	243,894	34,201	297,191

     The evolution of Copel’s consolidated net debt (loans and financing minus cash) is shown below:

www.copel.com/ri	11	ri@copel.com

2011 RESULTS

3.2.2 Aneel Concession – Use of Public Assets

     Refers to concession charges for the Use of Public Asset (UBP) incurred since the signature of the concession agreement of the project until the final date of concession.

	Elejor	Mauá	Colíder	Total
Current liabilities	44,041	615	-	44,656
Noncurrent liabilities	344,937	11,726	13,779	370,442

3.2.3 Provision for Disputes

     The Company is involved in a series of lawsuits in different courts and instances. The Company’s management, based on its legal advisors’ opinion, maintains provisions for contingencies for those cases assessed as probable losses.

     The balances of provisions for contingencies are as follows:

Consolidated	Dec/11	Dec/10	Var.%
	(1)	(2)	(1/2)
Tax	281,937	321,479	(12.3)
Labor suits	128,505	146,348	(12.2)
Employees and Benefits	58,089	53,245	9.1
Civil	484,042	306,417	58.0
Suppliers	88,003	86,101	2.2
Civil and administrative claims	112,059	73,237	53.0
Easements	4,839	9,065	(46.6)
Condemnations and property	273,647	132,709	106.2
Customers	5,494	5,305	3.6
Environmental claims	104	42	147.6
Regulatory	48,146	38,847	23.9
TOTAL	1,000,823	866,378	15.5

     The lawsuits classified as representing possible losses, estimated by the Company and its subsidiaries at the end of 2011, totaled R$ 1,780.1 million, and were classified as follows: tax –R$ 1,218.2 million, labor – R$ 176.5 million; employee benefits – R$ 37.8 million; civil – R$ 334.7 million; and regulatory – R$ 12.9 million.

     Copel’s Management has provisioned an additional R$ 118.3 million for a civil lawsuit with Ivaí Engenharia de Obras S.A.

www.copel.com/ri	12	ri@copel.com

2011 RESULTS

3.3 Capex

     Copel’s investments in 2011 and maximum investments forecast for 2011 and 2012, are presented below:

			R$ million
	Carried out	Scheduled	Scheduled
	2011	2011	2012
Generation and Transmission	841.5	1024.8	1,069.9
UHE Mauá	205.9	164.4	89.1
UHE Colider	437.7	492.4	562.4
PCH Cavernoso II	36.5	78.5	50.6
Other	161.4	289.5	367.8
Distribution	516.4	933.3	1105.0
Telecommunications	71.9	102.4	82.5
TOTAL	1,429.8	2,060.5	2,257.4

     The expected amount of equity provided by COPEL for new projects in 2012 (São Bento Energia, Cutia Empreendimentos Eólicos, Costa Oeste Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Consórcio Caiuá e Consórcio Integração Maranhense) has reached R$ 136.6 million.

4. Shareholding Structure

     On December 31, 2011, Copel’s paid-up capital totaled R$ 6,910.0 million, composed of the following shares (with no par value) and shareholders:

					Thousand Shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	-	85,043	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,621	13.5	129	33.7	100,904	78.7	120,654	44.1
BM&FBovespa	19,500	13.4	129	33.7	58,598	45.7	78,227	28.6
NYSE	121	0.1	-	-	42,213	32.9	42,334	15.5
LATIBEX	-	-	-	-	93	0.1	93	-
Other	551	0.4	255	66.3	40	-	846	0.2
TOTAL	145,031	100.0	384	100.0	128,240	100.0	273,655	100.0

www.copel.com/ri	13	ri@copel.com

2011 RESULTS

5. Consolidated Financial Statements

5.1 Assets

					R$'000
Assets	Dec/11	Sep/11	Dec/10	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	3,702,013	4,176,943	4,257,507	(11.4)	(11.0)
Cash and cash equivalents	1,049,125	1,490,455	1,676,318	(29.6)	(41.5)
Financial investments	584,687	527,166	533,588	10.9	(2.3)
Customers	1,368,366	1,509,468	1,414,535	(9.3)	17.7
Dividends receivable	17,906	7,805	7,859	129.4	206.0
CRC transferred to the State of Paraná	65,862	63,734	61,649	3.3	12.0
Receivables tied to the concession	80,626	73,086	66,563	10.3	47.4
Other receivables	161,313	193,938	185,253	(16.8)	0.2
Inventories	103,802	124,510	133,438	(16.6)	(14.5)
Income tax and social contribution	215,381	130,985	130,489	64.4	36.1
Other current taxes recoverable	50,357	39,852	36,611	26.4	34.2
Prepaid expenses	4,588	15,944	11,204	(71.2)	(7.6)
NONCURRENT	15,419,650	14,723,701	14,344,473	4.7	12.5
Long-Term Assets	5,939,512	5,455,751	5,246,287	8.9	23.6
Financial investments	100,142	42,660	27,612	134.7	199.5
Customers	32,452	39,190	43,816	(17.2)	(25.8)
CRC transferred to the State of Paraná	1,280,598	1,288,889	1,288,387	(0.6)	(0.1)
Judicial deposits	430,817	403,681	399,405	6.7	7.5
Receivables tied to the concession	3,236,474	2,900,387	2,746,862	11.6	33.6
Other receivables	17,223	16,018	16,287	7.5	13.1
Income tax and social contribution	18,714	18,744	13,061	(0.2)	51.6
Other current taxes recoverable	77,912	73,679	77,481	5.7	(8.2)
Income tax and social contribution paid in advance	745,180	672,503	633,376	10.8	46.8
Investments	549,158	512,177	501,714	7.2	13.6
Property, plant and equipment	7,209,123	6,963,739	6,856,267	3.5	8.2
Intangible assets	1,721,857	1,792,034	1,740,205	(3.9)	(1.5)
TOTAL	19,121,663	18,900,644	18,601,980	1.2	7.1

www.copel.com/ri	14	ri@copel.com

2011 RESULTS

5.2 Liabilities

					R$'000
Liabilities	Dec/11	Sep/11	Dec/10	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	2,058,821	2,015,197	2,536,801	2.2	(18.8)
Accrued payroll costs	224,095	278,427	175,584	(19.5)	27.6
Suppliers	747,453	684,614	612,568	9.2	22.0
Income tax and social contribution	151,790	139,285	153,249	9.0	(1.0)
Other taxes payable	288,457	329,657	378,871	(12.5)	(23.9)
Loans, financing and debentures	116,487	87,021	704,252	33.9	(83.5)
Dividends payable	135,744	128,129	163,634	5.9	(17.0)
Post-employment benefits	36,037	24,541	24,255	46.8	48.6
Regulatory charges	70,511	76,766	56,105	(8.1)	25.7
Research and development and energy efficiency	156,915	130,119	155,991	20.6	0.6
Payables tied to the concession - use of public property	44,656	45,056	40,984	(0.9)	9.0
Other payables	86,676	91,582	71,308	(5.4)	21.6
NON-CURRENT	4,993,314	4,891,870	4,026,805	2.1	24.0
Suppliers	108,462	118,267	144,936	(8.3)	(25.2)
Taxes payable	152	267	32,252	(43.1)	(99.5)
Deferred income tax and social contribution	927,910	907,036	887,218	2.3	4.6
Loans, financing and debentures	2,057,985	2,070,924	1,280,982	(0.6)	60.7
Post-employment benefits	432,838	413,491	384,208	4.7	12.7
Research and development and energy efficiency	94,649	134,926	90,732	(29.9)	4.3
Payables tied to the concession - use of public property	370,442	369,706	340,099	0.2	8.9
Other accounts payable	53	-	-	-	-
Reserve for litigation	1,000,823	877,253	866,378	14.1	15.5
SHAREHOLDERS' EQUITY	12,069,528	11,993,577	11,295,826	0.6	6.8
Attributed to controlling shareholders	11,826,694	11,752,763	11,030,123	0.6	7.2
Stock capital	6,910,000	6,910,000	6,910,000	-	-
Valuation adjustments	1,457,081	1,495,265	1,559,516	(2.6)	(6.6)
Legal reserves	536,187	478,302	478,302	12.1	12.1
Profit reserves	2,838,551	2,056,526	2,056,526	38.0	38.0
Proposed additional dividends	84,875	-	25,779	-	229.2
Accrued earnings	-	812,670	-	-	-
Attributed to minority shareholders	242,834	240,814	265,703	0.8	(8.6)
TOTAL	19,121,663	18,900,644	17,859,432	1.2	7.1

www.copel.com/ri	15	ri@copel.com

2011 RESULTS

5.3 Income Statement

						R$'000
Income Statement	4Q11	4Q10	Var.%	2011	2010	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
OPERATING REVENUES	2,093,551	1,890,188	10.8	7,776,165	6,901,113	12.7
Electricity sales to final customers	593,965	551,014	7.8	2,330,828	2,213,403	5.3
Electricity sales to distributors	383,128	344,965	11.1	1,439,831	1,288,001	11.8
Use of main transmission grid	718,884	653,887	9.9	2,762,368	2,272,421	21.6
Construction revenue	265,134	208,318	27.3	741,726	663,534	11.8
Telecommunications revenues	29,989	26,445	13.4	117,126	97,882	19.7
Distribution of piped gas	74,314	57,828	28.5	273,933	237,272	15.5
Other operating revenues	28,137	47,731	(41.1)	110,353	128,600	(14.2)
Operating costs and expenses	(1,937,095)	(1,889,289)	2.5	(6,472,671)	(5,968,143)	8.5
Electricity purchased for resale	(541,014)	(512,261)	5.6	(2,152,545)	(1,972,275)	9.1
Use of main transmission grid	(158,956)	(161,537)	(1.6)	(632,518)	(592,741)	6.7
Personnel and management	(305,227)	(259,604)	17.6	(982,653)	(811,514)	21.1
Pension and healthcare plans	(53,514)	(45,811)	16.8	(150,845)	(124,221)	21.4
Material and supplies	(26,950)	(20,309)	32.7	(85,610)	(84,124)	1.8
Raw material and supplies for electricity generation	(4,882)	(3,796)	28.6	(25,031)	(22,975)	8.9
Natural gas and supplies for the gas business	(54,006)	(40,231)	34.2	(186,931)	(144,648)	29.2
Third-party services	(115,970)	(104,578)	10.9	(391,433)	(350,906)	11.5
Depreciation and amortization	(145,185)	(130,928)	10.9	(553,165)	(542,992)	1.9
Provisions and reversals	(208,235)	(262,377)	(20.6)	(289,655)	(362,776)	(20.2)
Construction cost	(256,215)	(207,904)	23.2	(731,443)	(662,887)	10.3
Other operating costs and expenses	(66,941)	(139,953)	(52.2)	(290,842)	(296,084)	(1.8)
EQUITY IN RESULTS OF INVESTEES	7,555	35,136	(78.5)	55,654	99,337	(44.0)
INCOME BEFORE INTEREST INCOME (EXPENSES) AND TAXES	164,011	36,035	355.1	1,359,148	1,032,307	31.7
INTEREST INCOME (EXPENSES)	58,925	105,853	(44.3)	224,768	348,425	(35.5)
Interest income	117,330	193,312	(39.3)	577,532	652,231	(11.5)
Interest expenses	(58,405)	(87,459)	(33.2)	(352,764)	(303,806)	16.1
OPERATING INCOME (EXPENSES)	222,936	141,888	57.1	1,583,916	1,380,732	14.7
INCOME TAX AND SOCIAL CONTRIBUTION	(34,172)	8,441	-	(407,062)	(370,451)	9.9
Income tax and social contribution	(87,100)	(64,573)	34.9	(611,601)	(497,968)	22.8
Deferred income tax and social contribution	52,928	73,014	(27.5)	204,539	127,517	60.4
NET INCOME (LOSS)	188,764	150,329	25.6	1,176,854	1,010,281	16.5
Attributed to the Company's controlling shareholders	181,859	149,788	21.4	1,157,690	987,807	17.2
Attributed to minority shareholders	6,905	541	-	19,164	22,474	(14.7)
EBITDA	301,641	131,827	128.8	1,856,659	1,475,962	25.8

www.copel.com/ri	16	ri@copel.com

2011 RESULTS

5.4 Cash Flow

		R$'000
Consolidated Cash Flow	2011	2010
Cash flow from operating activities
Net income for the period	1,176,854	1,010,281
Adjustments to reconcile net income to cash provided by operating activities	1,227,655	1,030,809
Depreciation	336,033	336,902
Amortization of intangible assets - concession	214,515	200,992
Amortization of intangible assets - other	1,887	5,098
Amortization of investiments - concession	730	-
Unrealized monetary and exchange variations, net	75,373	(116,826)
Remuneration of accounts receivable related to the concession	(330,217)	(272,613)
Equity in the results of investees	(55,654)	(99,337)
Income Tax and Social Contribution	611,601	497,968
Deferred Income Tax and Social Contribution	(204,539)	(127,517)
Provision for loss with receivable accounts related to concession	-	21,333
Provision for doubtful accounts	75,556	26,424
Provision for losses from devaluation of investments	398	2,114
Provision for tax credit losses	46,802	-
Reserve for contingencies	166,899	334,238
Provisions for post-employment benefits	158,251	48,314
Provision for research and development and energy efficiency	68,048	61,339
Loss on disposal of accounts receivables related to concession	25,895	25,707
Loss on disposal of investments	224	589
Results on disposal of property, plant, and equipment	23,091	26,641
Results on disposal of intangible	12,762	14,871
Loss on disposal of intangible related to concession	-	44,572
Reduction (increase) of assets	(28,085)	60,548
Increase (reduction) of liabilities	(1,228,528)	(853,896)
Net cash generated by operating activities	1,147,896	1,247,742
Cash flow from investing activities
Financial investments	(38,332)	(183,880)
Additions in investments	(43,479)	(180)
Additions to property, plant, and equipment:	(821,919)	(353,367)
Additions to intangible assets related to concessions	(808,687)	(655,411)
Additions to other intangible	(11,033)	(28,177)
Customer contributions	94,396	89,177
Net cash generated (used) by investing activities	(1,629,054)	(1,131,838)
Cash flow from financing activities
Payment of capital in affiliates by noncontrolling shareholders	(30,813)	30,812
Loans and financing obtained	816,431	552,479
Amortization of principal amounts of loans and financing	(48,646)	(46,593)
Amortization of principal amounts of debentures	(600,000)	(177,908)
Dividends and interest on capital paid	(401,105)	(198,801)
Net cash used by financing activities	(264,133)	159,989
Increase (decrease) in cash and cash equivalents	(745,291)	275,893
Cash and cash equivalents at the beginning of the period	1,794,416	1,518,523
Cash and cash equivalents at the end of the period	1,049,125	1,794,416
Variation in cash and cash equivalents	(745,291)	275,893

www.copel.com/ri	17	ri@copel.com

2011 RESULTS

6. Financial Statements – Wholly-Owned Subsidiaries

6.1 Assets

			R$'000
Assets	GeT	DIS	TEL
CURRENT	1,125,305	2,150,339	44,395
Cash and cash equivalents	216,495	647,783	8,348
Financial investment	489,363	33,740	-
Customers	247,377	1,104,328	18,253
Dividends receivable	-	-	-
CRC transferred to the State of Paraná	-	65,862	-
Accounts receivable tied to the concession	80,626	-	-
Other	61,855	95,030	1,098
Inventories	23,714	69,579	9,015
Income Tax and Social Contribution	2,243	87,484	3,958
Other current taxes recoverable	1,544	44,871	3,369
Prepaid expenses	2,088	1,662	354
NONCURRENT	7,672,993	5,479,654	308,975
Long-Term Assets	1,277,702	4,229,128	18,403
Financial investment	61,931	38,211	-
Customers	-	32,363	89
CRC transferred to the State of Paraná	-	1,280,598	-
Judicial deposits	20,349	185,994	885
Recoverable assets - concession	1,011,240	2,225,203	-
Other assets	1,878	3,172	-
Other current taxes recoverable	2,231	64,827	9,118
Income tax and social contribution paid in advance	180,073	398,760	8,311
Investments	386,873	4,012	-
Property, Plant and Equipment	5,969,262	-	273,787
Intangible Assets	39,156	1,246,514	16,785
TOTAL	8,798,298	7,629,993	353,370

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

www.copel.com/ri	18	ri@copel.com

2011 RESULTS

6.2 Liabilities

			R$'000
Liabilities	GeT	DIS	TEL
CURRENT	1,141,261	1,708,165	47,532
Accrued payroll costs	56,228	151,184	13,490
Suppliers	211,100	531,187	7,000
Income Tax and Social Contribution	133,348	-	-
Other taxes	21,385	214,128	4,390
Loans, financing and debentures	59,152	17,619	-
Dividends payable	600,659	508,695	20,649
Post-employment benefits	9,785	24,612	1,640
Regulatory charges	4,047	66,464	-
Research and development and energy efficiency	13,943	140,918	-
Receivables tied to the concession - use of public property	615	-	-
Other accounts payable	30,999	53,358	363
NON-CURRENT	1,917,248	2,255,993	41,098
Associated companies and subsidiaries	-	781,031	23,000
Suppliers	118,530	-	-
Fiscal Obligations	-	-	-
Deferred income tax and social contribution	823,222	66,057	-
Loans, and financing	437,549	708,607	-
Post-employment benefits	117,851	295,899	17,883
Research and development and energy efficiency	34,523	60,126	-
Receivables tied to the concession - use of public property	25,505	-	-
Reserve for litigation	360,068	344,273	215
SHAREHOLDERS' EQUITY	5,739,789	3,665,835	264,740
Attributed to controlling shareholders
Capital stock	3,505,994	2,624,841	194,755
Valuation adjustements	1,440,745	8,657	-
Legal Reserve	212,108	135,294	5,306
Retained earnings reserve	145,364	883,575	62,685
Accrued earnings (losses)	435,578	13,468	1,994
TOTAL	8,798,298	7,629,993	353,370

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

www.copel.com/ri	19	ri@copel.com

2011 RESULTS

6.3 Income Statement

			R$'000
Income Statement	GeT	DIS	TEL
Operating revenues	2,039,045	5,490,064	157,803
Electricity sales to final customers	102,934	2,233,335	-
Electricity sales to distributors	1,437,298	91,789	-
Use of main transmission grid	346,255	2,505,499	-
Construction revenue	118,816	606,620	-
Telecommunications services	-	-	157,803
Other operating revenues	33,742	52,821	-
Operating costs and expenses	(1,351,074)	(5,038,081)	(114,437)
Electricity purchase for resale	(72,357)	(2,365,587)	-
Use of main transmission grid	(193,357)	(505,869)	-
Personel and management	(240,858)	(657,382)	(58,341)
Pension and healthcare plans	(37,860)	(104,234)	(7,113)
Material	(16,104)	(66,018)	(1,730)
Raw material and supplies for electricity generation	(23,047)	-	-
Third-party services	(84,802)	(307,494)	(17,769)
Depreciation and amortization	(258,907)	(193,969)	(24,523)
Provisions and reversals	(173,119)	(122,332)	734
Construction cost	(108,533)	(606,620)	-
Other operating expenses	(142,130)	(108,576)	(5,695)
Equity in results of investees	(3,487)	-	-
Earnings before financial result and taxes	684,484	451,983	43,366
Interest Income (expenses)	101,643	256,721	2,923
Earnings before income taxes	786,127	708,704	46,289
Income tax and social contribution	(264,556)	(297,653)	(12,472)
Deferred income tax and social contribution	77,349	124,835	1,883
Net Income (Loss)	598,920	535,886	35,700
EBITDA	946,878	645,952	67,889

GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

www.copel.com/ri	20	ri@copel.com

2011 RESULTS

7. Power Market

7.1 Captive Market

     The captive market grew 5.4% and was responsible for the consumption of 22,454 GWh of consumption in 2011.

     The industrial segment consumed 7,467 GWh in the year, growing by 5.3%. This result reflected the higher industrial production in the State of Paraná, especially in the automotive, oil refining, as well as production of ethanol, machinery, equipment and electric items. At the end of December, this segment represented 33.3% of Copel’s captive market, with the company supplying power to 80,771 captive industrial customers.

     The residential segment consumed 6,224 GWh, up 5.0%, driven by greater employment and income in the concession area, factors that led to a 4.2% increase in the number of consumers and a positive 0.8% variation in average residential consumption. At the end of December 2011, this class represented 27.7% of the Company’s captive market, with a total of 3,089,619 residential customers.

     The commercial segment consumed 4,769 GWh, up 6.8%, driven by higher income and credit levels, especially real estate credit, which stimulated the furniture, household appliance and construction material sectors. At the end of the period, this class represented 21.2% of Copel’s captive market, with a total of 319,667 customers.

     The rural segment consumed 1,872 GWh, a 5.5% increase, driven by the excellent performance of agriculture and cattle raising in the State of Paraná and 2.2% growth in the customer base. At the end of December, the Company served a total of 374,819 rural customers, equal to 8.3% of the Company’s captive market.

     Other segments (public agencies, public lighting, public services and own consumption) consumed 2,122 GWh, up 3.7% in the period, in line with the growth of the customer base, which totaled 52,058 consumers at the end of the period. Altogether, these segments represented 9.5% of Copel’s captive market.

						GWh
Segment	4Q11	4Q10	Var. %	2011	2010	Var. %
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
Industrial	1,863	1,772	5.1	7,467	7,092	5.3
Residential	1,534	1,479	3.7	6,224	5,925	5.0
Commercial	1,191	1,120	6.3	4,769	4,466	6.8
Rural	472	438	7.8	1,872	1,774	5.5
Other	537	514	4.5	2,122	2,047	3.7
Captive Segment Total	5,597	5,323	5.1	22,454	21,304	5.4

www.copel.com/ri	21	ri@copel.com

2011 RESULTS

7.2 Copel Distribuicão’s Grid Market (TUSD)

     Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 4.4%, as shown by the following table:

						GWh
	4Q11	4Q10	Var.%	2011	2010	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)

Captive Market	5,596	5,323	5.1	22,454	21,304	5.4
Concession/permission holders	154	142	1.4	601	568	5.7
Free Customers (*)	730	829	(12.0)	3,139	3,211	(2.2)

Grid Market	6,479	6,294	7.3	26,194	25,083	4.4
* Total free customers supplied by COPEL GET and other suppliers within COPEL DIS’ concession area.

7.3 Energy Flow

Copel Consolidated

			GWh
	2011	2010	Var.%
Own Generation	25,789	24,321	6.0
Purchased energy	27,455	25,728	6.7
Itaipu	5,278	5,306	(0.5)
Auction – CCEAR	18,354	16,635	10.3
Itiquira	912	912	-
Dona Francisca	617	646	(4.5)
CCEE (MCP)	523	441	18.6
Proinfa	585	602	(2.8)
Elejor	1,186	1,186	-
Total Available Power	53,244	50,049	6.4
Captive Market	22,454	21,304	5.4
Concessionaires	601	568	5.8
Free Customers	919	1,054	(12.8)
Bilateral Agreements	1,051	1,456	(27.8)
Auction – CCEAR	15,466	14,635	5.7
CCEE (MCP)	549	348	-
MRE	8,419	6,946	21.2
Losses and differences	3,785	3,739	1.2
Basic network losses	1,214	1,197	1.4
Distribution losses	2,318	2,298	0.9
CG contract allocation	253	244	3.7
Amounts subject to changes after settlement by CCEE
CCEAR: Energy Purchase Agreements in the Regulated Market
MRE: Energy Reallocation Mechanism
CCEE (MCP): Electric Power Trade Chamber (Short-term market)
CG: Center of gravity of the Submarket (difference between billed and energy received from CG)

www.copel.com/ri	22	ri@copel.com

2011 RESULTS

     Copel Geração e Transmissão

			GWh
	2011	2010	Var. %
Own Generation	25,789	24,321	6.0
CCEE (MCP)	335	50	572.4
Dona Francisca	617	646	(4.4)
Total Available Power	26,741	25,017	6.9
Bilateral Agreements	1,051	1,456	(27.8)
CCEAR – COPEL Distribuição	1,327	1,230	8.0
CCEAR – Other	14,139	13,405	5.5
Free Customers	919	1,054	(12.9)
CCEE (MCP)	206	287	(28.1)
MRE	8,419	6,946	21.2
Losses and differences	680	639	6.5

     Copel Distribuição

			GWh
	2011	2010	Var. %
Itaipu	5,278	5,306	(0.5)
CCEAR – COPEL Geração e Transmissão	1,327	1,230	8.0
CCEAR – Other	16,783	15,405	8.9
CCEAR - Adjustment auction	244	-	-
CCEE (MCP)	188	391	(52.1)
Itiquira	912	912	0.0
Proinfa	585	602	(2.8)
Elejor S.A	1,186	1,186	-
Available Power	26,503	25,032	5.9
Captive market	22,454	21,304	5.4
Wholesale	601	568	5.7
CCEE (MCP)	343	61	462.0
Losses and differences	3,105	3,099	0.2
Basic network losses	534	558	(4.2)
Distribution losses	2,318	2,298	0.8
CG contract allocation	253	244	4.2

www.copel.com/ri	23	ri@copel.com

2011 RESULTS

8. Additional Information

8.1 Tariffs

     Average Energy Purchase Tariffs

						R$/MWh
Tariff	Average MW	Dec/11	Sep/11	Dec/10	Var. %	Var. %
		(1)	(2)	(3)	(1 / 2)	(1 / 3)
Itaipu*	573	98.46	100.53	86.32	(2.1)	14.1
Auction – CCEAR 2005 – 2012	948	79.42	79.35	74.57	-	6.5
Auction – CCEAR 2006 – 2013	458	92.98	92.76	87.29	-	6.5
Auction – CCEAR 2007 – 2014	11	104.04	102.46	97.69	1.5	6.5
Auction – CCEAR 2007 – 2014	160	132.76	132.75	124.59	-	6.6
Auction – CCEAR 2008 – 2015	70	111.57	111.58	104.87	-	6.4
Auction – CCEAR 2008 – H30	4	139.82	139.79	131.16	-	6.6
Auction – CCEAR 2008 – T15**	26	172.91	172.91	162.27	-	6.6
Auction – CCEAR 2009 – 2016	44	125.25	125.08	117.32	-	6.8
Auction – CCEAR 2009 – H30	3	149.40	149.40	140.22	-	6.5
Auction – CCEAR 2009 – T15**	42	168.98	168.98	158.59	-	6.6
Auction – CCEAR 2010 – H30	66	149.78	149.78	140.57	-	6.6
Auction – CCEAR 2010 – T15**	64	159.24	159.24	149.45	-	6.6
Auction – CCEAR 2011 – H30	58	154.40	154.40	-	-	-
Auction – CCEAR 2011 – T15**	54	175.58	175.58	-	-	-
Auction – CCEAR 2011 – T15**	51	148.75	148.75	-	-	-
* Furnas transport charge not included
**Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch offacilities according to the schedule set by the National System Operator (ONS).

     Average Energy Retail Tariffs

					R$/MWh
Tariff	Dec/11	Sep/11	Dec/10	Var. %	Var. %
	(1)	(2)	(3)	(1 / 2)	(1 / 3)
Industrial*	219.71	226.78	207.69	(3.1)	5.8
Residential	296.51	300.96	293.54	(1.5)	1.0
Commercial	267.77	271.06	257.86	(1.2)	3.8
Rural	177.98	177.85	173.63	-	2.5
Other	205.29	209.04	200.54	(1.8)	2.4
Retail distribution average rate	246.79	252.17	238.75	(2.1)	3.4
Without ICMS
* Free customers not included

Average Energy Supply Tariffs

						R$/MWh
Tariff	Average MW	Dec/11	Sep/11	Dec/10	Var. %	Var. %
		(1)	(2)	(3)	(1 / 2)	(1 / 3)
Auction CCEAR 2005 - 2012	914	79.28	76.06	74.35	4.2	6.6
Auction CCEAR 2006 - 2013	351	93.14	89.99	87.38	3.5	6.6
Auction CCEAR 2007 - 2014	81	104.24	99.72	97.66	4.5	6.7
Auction CCEAR 2008 - 2015	80	110.46	106.31	103.60	3.9	6.6
Auction CCEAR 2009 - 2016	245	126.37	120.67	118.45	4.7	6.7
Concession holders in the State of Paraná	65	135.19	135.27	135.65	-	(0.3)

www.copel.com/ri	24	ri@copel.com

2011 RESULTS

8.2 Main Operational and Financial Indicators

December 31, 2011
Generation
Copel GeT Power plants	18 (17 hydro and 1 thermal)
Power plants in which Copel holds interest	7 (5 hydro, 1 thermal and 1 wind power)
Total installed capacity of Copel GeT	4,550 MW
Installed capacity of Copel’s Corporate Partnerships(1)	608 MW
Automated and remote-controlled power plants of Copel GeT	12
Automated and remote-controlled power plants of Copel’s corporate partnerships	3

Transmission
Transmission lines	2,029 km
Substations	31 (100% automated)
Installed capacity of substations	10,902 MVA

Distribution (up to 230 kV)
Distribution networks and lines	184,418 km
Number of substations	357 (100% automated)
Installed capacity of substations	10,053 MVA
Number of municipalities served	396(2)
Number of localities served	1,117
Number of captive customers	3.9 million
DEC (outage duration per customer, in hours and hundredths of an hour)	10.64
FEC (outage frequency per customer)	8.26 times

Telecommunication
Optical cable – main ring (interurban)	7,510 km
Self-sustained optical cable (urban)	14,306 km
Number of cities served in the State of Paraná	302
Number of cities served in the State of Santa Catarina	2
Number of customers	1,442
Administration
Number of employees (wholly-owned subsidiaries)	9,400
Copel Geração e Transmissão	1,863
Copel Distribuição	7,034
Copel Telecomunicações	503
Customers per distribution employee	557

Financial
Book value per share	R$ 43.22 per share
EBITDA	R$ 1,856.7 million
Liquidity (current ratio)	1.80

Note:
(1) Proportional to capital stake.
(2) 3 municipalities partially served in rural area.

www.copel.com/ri	25	ri@copel.com

2011 RESULTS

8.3 Conference Call for 2011 Results

          Copel will hold its conference call for the 2011 results on Friday, March 30, 2012, at 10:00 a.m. (US EST).

Telephone	(+1 516) 300-1006
Code:	COPEL

          Live webcast of the conference call available at: www.copel.com/ri

          Please connect 15 minutes before the call.

Investor Relations - COPEL
ri@copel.com
Telephone:		Fax:
(5541) 3222-2027		(5541) 3331-2849

The information contained in this press release may contain forward-looking statements that reflect the management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

www.copel.com/ri	26	ri@copel.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.